Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Jurisdiction of Organization

Earthstone Operating, LLC	Texas

Earthstone Legacy Properties, LLC	Texas

Earthstone Energy Holdings, LLC	Delaware

EF Non-Op, LLC	Texas

Sabine River Energy, LLC	Texas

Lynden Energy Corp.	British Columbia, Canada

Lynden USA Inc.	Utah

Lynden USA Operating, LLC	Texas